1. **Organization**

   Tradeweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a registered independent introducing broker with the Commodities Future Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company provides services that enable institutional investors to view fixed income market data and trade fixed income securities with their dealers on a communication network (the "Tradeweb Network") developed and maintained by Tradeweb Markets LLC ("Markets"), an affiliate of the Company.

2. **Significant Accounting Policies**

   The following is a summary of significant accounting policies:

   Basis of Accounting

   The statement of financial condition has been presented in conformity with accounting principles generally accepted in the United States of America.

   Fair Value Measurement

   Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to the short-term nature of the financial instruments. These instruments include accounts receivable, receivable from affiliates, accounts payable and accrued expenses and payable to affiliates.

   The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

   Basis of Fair Value Measurement

   Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

   Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

   Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

   A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

   The Company's cash is classified with level 1. The Company's accounts receivable, receivable from affiliates, accounts payable and accrued expenses and payable to affiliates are classified within level 2 of the fair value hierarchy because all significant inputs are observable, either directly or indirectly. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense.

Income Tax

The Company, together with its parent Tradeweb Global LLC (the "Parent"), is a multiple member limited liability company which is taxed as a partnership. As a partnership, the Company is subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in certain state and local jurisdictions. These taxes are included in the provision for income taxes in the Statement of Income. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The taxable income or loss of the Company and the Parent are includable in the Federal and state income tax returns of the Parent's individual members.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Accrued interest and penalties are included within accounts payable and accrued expenses in the Statement of Financial Condition. As of December 31, 2016, there were no uncertain tax positions recognized in the Statement of Financial Condition.

Stock Based Compensation

The Company accounts for stock based compensation allocated from Markets in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications

In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $17,326,000, which exceeded its requirement of $1,890,000 by $15,436,000. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

4. **Related Party Transactions**

The Company enters into transactions with the ultimate owners of the Parent. At December 31, 2016, the following balances with such affiliates were included in the statement of financial condition in the following line items:

Cash	$ 45,132,000
Accounts receivable	15,271,000
Receivable from affiliates	100,000
Payable to affiliates	7,147,000

Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services.

The Company invoices customers for transactions executed on the Tradeweb Network by dealers of the Company's international affiliates and remits these fees to its international affiliates. Also, the Company's international affiliates invoice customers for transactions executed on the Tradeweb Network by dealers of the Company and remits these fees to the Company.

The Company invoices dealers and customers for subscriptions and for transactions executed on the Tradeweb Network by dealers and customers of the Company's affiliate TW SEF LLC ("TW SEF") and remits these fees to TW SEF.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

5. **Credit Risk**

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker/dealers. At December 31, 2016, the Company has established an allowance for doubtful accounts of $714,000 with regard to these receivables.

6. **Employees Savings Plan**

The Company participates in a 401(k) savings plan for its employees, maintained by Markets, whereby employees may voluntarily contribute up to 75% of their annual compensation, subject to certain limits. Markets matches 100% of the employee's contribution, up to 4%, which vests immediately.

7. **Stock Based Compensation Plans**

Markets has stock incentive plans which provide for the grant of stock appreciation rights ("SARs") or performance-based restricted share units ("PRSUs"), to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of Markets.

Markets measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

The SARs have graded vesting schedules with expiration dates through December 31, 2016. If an employee is terminated without cause, all unvested SARs are forfeited. All vested SARs can only be exercised during a specific period of the year. No SARs were granted during 2016.

The fair value of the SARs awards is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on market value at that date. At December 31, 2016, the fair value of the SARs equals their intrinsic value. The weighted average exercise price is $17,344.

The PRSUs vest on January 1, 2018 and January 1, 2019. The value of a PRSU upon vesting is based on the share price of Markets and dividends paid by Markets during the vesting period, adjusted by a performance modifier which is based on the performance of Markets.

8. **Subsequent Events**

There were no subsequent events requiring adjustment to the statement of financial condition or disclosure through February 28, 2017, the date that the Company's statement of financial condition was issued.